                       SECURITIES AND EXCHANGE COMMISSION
	                      Washington, D.C. 20549

	                            SCHEDULE 13D
	                           (Rule 13d-101)

	               INFORMATION TO BE INCLUDED IN STATEMENT
	              FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
	                 THERETO FILED PURSUANT TO 13d-2(a)

	                         (Amendment No. __)*

	                 Alternative Living Services, Inc.
                       ---------------------------------
                               (Name of Issuer)

	               Common Stock, $0.01 par value per share
                     ---------------------------------------
	                    (Title of Class of Securities)

	                            02145K-10-7
                           ----------------------------
	                          (CUSIP Number)

	                           Alan C. Leet
	                         Rogers & Hardin
	                     2700 International Tower
	                  229 Peachtree Street, N.E.
	             Atlanta, Georgia  30303   404/522-4700
               -----------------------------------------------
	         (Name, Address and Telephone Number of Person
	        Authorized to Receive Notices and Communications)

	                        October 23, 1997
              -------------------------------------------------
	     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                   	(Continued on following pages)

                                  13D

CUSIP No.   02145K-10-7                     Page   2    of   9    Pages

1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Timothy J. Buchanan
 -----------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)
   (b)
-----------------------------------------------------------------------
3  SEC USE ONLY
 -----------------------------------------------------------------------
4  SOURCE OF FUNDS*
   OO
-----------------------------------------------------------------------

   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO 5 ITEMS 2(d) OR 2(e)
-----------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
-----------------------------------------------------------------------
    NUMBER OF        7   SOLE VOTING POWER         553,045  See Item 5.
     SHARES         ---------------------------------------------------
  BENEFICIALLY       8   SHARED VOTING POWER             0  See Item 5.
    OWNED BY        ---------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER     553,045  See Item 5.
    REPORTING        ---------------------------------------------------
    PERSON          10   SHARED DISPOSITIVE POWER         0  See Item 5.
   WITH           ---------------------------------------------------
-----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,059,045
  -----------------------------------------------------------------------
  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
-----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.7%
-----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
-----------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               13D

CUSIP No.   02145K-10-7                      Page   3    of    9   Pages
            -----------                      ---------------------------
1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Meredith G. Buchanan
------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a)
   ---------------------------------------------------------------------
   (b)
   ---------------------------------------------------------------------

3  SEC USE ONLY
   ------------------------------------------------------------------------
4  SOURCE OF FUNDS*

   OO
   ------------------------------------------------------------------------
   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
5  ITEMS 2(d) OR 2(e)
------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
   ------------------------------------------------------------------------
   NUMBER OF       7     SOLE VOTING POWER         506,000     See Item 5.
       SHARES         -----------------------------------------------------
 BENEFICIALLY      8     SHARED VOTING POWER             0     See Item 5.
   OWNED BY        -----------------------------------------------------
     EACH          9     SOLE DISPOSITIVE POWER     506,000     See Item 5.
     REPORTING        -----------------------------------------------------
    PERSON        10    SHARED DISPOSITIVE POWER          0     See Item 5.
     WITH
-------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,059,045
-------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
-------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5.7%
-------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    IN
-------------------------------------------------------------------------
            *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

ITEM 1.  Security and Issuer.

	The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Alternative Living Services, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 450 North Sunnyslope Road, Suite 300, Brookfield, Wisconsin 53005.

ITEM 2.  IDENTITY AND BACKGROUND.

	(a)	Name

		1.	Timothy J. Buchanan ("Mr. Buchanan")
		2.	Meredith G. Buchanan ("Mrs. Buchanan")

	(b)	Address

		1.	816 Terradyne Circle
			Andover, Kansas 67002

		2.	816 Terradyne Circle
			Andover, Kansas 67002

	(c)	Present Principal Occupation or Employment

		1.	Mr. Buchanan is the president of the Company.

		2.	Mrs. Buchanan is not currently employed.

	(d)	Neither of the Reporting Persons has during the last
five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	Neither of the Reporting Persons during the last five
years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	(f)	Citizenship:

		1.	Mr. Buchanan is a United States citizen.
		2.	Mrs. Buchanan is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

	The Reporting Persons acquired the shares of Common Stock of the Company reported in this Schedule 13D as a result of the merger (the "Merger") of Tango Merger Corporation, a Kansas corporation and a wholly owned subsidiary of the Company, with and into Sterling House Corporation, a Kansas corporation
("Sterling"). As a result of the Merger, the 942,770 shares of common stock of Sterling beneficially owned by the Reporting
Persons (the "Sterling Shares") were automatically converted into the right to receive 1,037,047 shares of Common Stock of the

Company. In addition, prior to the Merger, Mr. Buchanan held options (the "Sterling Options") to purchase an aggregate of 20,000 shares of common stock of Sterling. Upon consummation of the Merger, all of the Sterling Options became vested and immediately exercisable for an aggregate of 21,998 shares of Common Stock of the Company. The Merger was consummated on October 23, 1997 (the "Effective Date").

ITEM 4.  Purpose of Transaction.

	The Reporting Persons acquired the shares of Common Stock of the Company as an investment. The Reporting Persons may seek to acquire additional shares of Common Stock of the Company through open market or privately negotiated transactions from time to time in their discretion. Any such purchases will depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchaser at prices which the Reporting Persons regard as attractive and various other factors which the Reporting Persons may determine to be relevant.
Alternatively, the Reporting Persons may in the future determine to dispose of all or a portion of the shares of Common Stock which they hold, depending upon, among other things, the then market price for the Common Stock. Such sales may be made in transactions in the open market or in privately negotiated transactions.

	Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated under Item 4 of Schedule
13D.

ITEM 5.  Interest in Securities of the Issuer.

	(a)	Mr. Buchanan is the direct beneficial owner
(individually or as trustee of the Matthew Buchanan Trust, the Emily Buchanan Trust and the Buchanan Family Trust) of 531,047 shares of Common Stock, or approximately 2.9% of the 18,548,217 shares of Common Stock outstanding after consummation of the Merger (based on information provided to the Reporting Persons by counsel for the Company). In addition, Mr. Buchanan is the direct beneficial owner of options to purchase an aggregate of 21,998 shares of common stock of the Company all of which are vested and immediately exercisable. Mrs. Buchanan is the direct beneficial owner of 506,000 shares of Common Stock, or approximately 2.7% of the 18,548,217 shares of Common Stock outstanding after the consummation of the Merger (based on information provided to the Reporting Persons by counsel for the Company). Because of the familial relationship (Mr. and Mrs. Buchanan are husband and wife), each Reporting Person listed in
Item 2(a) may be deemed to beneficially own the shares and options beneficially owned directly by the other although neither Reporting Person has the power to vote, direct the voting, dispose or direct the disposition of the shares of Common Stock or options held by or beneficially owned directly by the other Reporting Person. Accordingly, as of the close of business on October 23, 1997, each of the Reporting Persons may be deemed to beneficially own 1,059,045 shares of Common Stock, or approximately 5.7% of the 18,548,217 shares of Common Stock outstanding after consummation of the Merger (based on information provided to the Reporting Persons by counsel for the

Company).

	(b)	Mr. Buchanan has the direct power to vote and direct
the disposition of the shares of Common Stock held by him, the Matthew Buchanan Trust, the Emily Buchanan Trust and the Buchanan Family Trust. Mrs. Buchanan has the direct power to vote and direct the disposition of the shares of Common Stock held by her.

	(c)	Other than the receipt of the shares of Common Stock
identified in the foregoing paragraph (a), neither of the Reporting Persons has engaged in transactions in the shares of Common Stock during the past 60 days.

	(d)	No other person is known to have the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common stock beneficially owned by the Reporting Persons.

	(e)	Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
 	    with Respect to the Securities of the Issuer.

	In connection with the Merger, Mr. Buchanan entered into an Affiliate Agreement pursuant to which Mr. Buchanan undertook not to make any sale of Common Stock received upon consummation of the Merger in violation of the Securities Act of 1933, as amended (the "Securities Act"), or the rules and regulations promulgated thereunder. Generally, this will require that such sales be made in accordance with Rule 145(d) under the Securities Act, which in turn requires that, for specified periods, such sales be made in compliance with the volume limitations, manner of sale provisions and current information requirements of Rule 144 under the Securities Act. In addition, the Affiliate Agreement requires that Mr. Buchanan not sell, exchange, transfer, pledge, dispose of or otherwise reduce his risk relative to shares of Common
Stock (except under certain limited circumstances) until such time as financial results covering at least 30 days of combined operations of the Company and Sterling after the Effective Date
(as defined above) of the Merger have been filed or published by the Company.

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ITEM 7.  Materials to be Filed as Exhibits.

	Exhibit 1		Affiliate Agreement dated July 30, 1997 and
executed by Mr. Buchanan.

	SIGNATURE


	After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 23, 1997	\s\Timothy J. Buchanan
                        	________________________________
				                   		Timothy J. Buchanan

	SIGNATURE


	After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  October 23, 1997		\s\Meredith G. Buchanan
                         -----------------------
						Meredith G. Buchanan